SPRINKLEBROKERAGE, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

Year Ended December 31, 2024

The report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SprinkleBrokerage, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1968 Rowan St.
(No. and Street)

San Diego	CA	92105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Alexander Wallin	800-331-7581	Alexander.wallin@sprinkl
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Alexander Wallin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SprinkleBrokerage, Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIUS PUBLICUS TIMOTHY PRELLWITZ

Signature: [signature]

Title: CEO / President

Notary Public

03 -03- 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SPRINKLEBROKERAGE, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITORS' REPORT	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 12

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of SprinkleBrokerage, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the **SprinkleBrokerage, Inc.** (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respect, the financial position of the SprinkleBrokerage, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company Ability to continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 5 & 11 to the financial statements, the company had a net capital deficiency that raises substantial doubt about its ability to continue as going concern. Management's plan in regard to this uncertainty are also described in the Note 11 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter

We draw attention to Note 5 to the financial statements, which indicates that the Company has net capital deficiency during the year ended December 31, 2024 on account of which the company is unable to comply with the Net Capital Requirement pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission. Our opinion is not modified in respect of this matter.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing

error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2024.

New Delhi, India
March 03, 2025

SPRINKLEBROKERAGE, INC

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	17,581
Accounts Receivable		595
Clearing deposit		203
Prepaid Expenses		7,708
Software, net of accumulated Depreciation of 28,477		42,717
Total Assets	$	68,804

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	29,620
Common stock		100,000
Additional paid-in-capital		400,539
Retained deficit		(461,355)
Total stockholder's equity		39,184
Total liabilities and stockholder's equity	$	68,804

The accompanying notes are an integral part of these statements.

SPRINKLEBROKERAGE, INC

STATEMENT OF OPERATIONS
December 31, 2024

Revenues	$	4,137
Operating expenses:		
Software Development		(910)
Compensation		(25,500)
Professional fees		(8,247)
Clearing Charges		(39,774)
Regulatory fees		(8,189)
Depreciation		(3,991)
Interest Expense		(1107)
Execution Fees		(1000)
Meals & Entertainment		(425)
Dues & Subscriptions		(1,625)
Computer & Internet Expenses		(225)
		(90,993)
General and administrative expenses:		
Communications		(301)
Bank Service Charges		(25)
Bad Debt		(2,232)
		(2,558)
Net Income	$	(-89,414)

The accompanying notes are an integral part of these statements.

SPRINKLEBROKERAGE, INC

STATEMENT OF CHANGES IN STOCK HOLDER'S EQUITY
December 31, 2024

Shares of	Add. Common Stock	Common Stock	Total Paid-In Capital	Retained Deficit	Stockholder's Equity
Balance, December 31, 2023	0	$ 100,000	$ 353,916	$ (371,941)	$ 81,975
Contributed Capital			$ 58,623		$ 58,623
Capital withdrawn			$ (12,000)		$ (12000)
Net Income				$ (89,414)	$ (89,414)
Balance at December 31, 2024	-0	$ 100,000	$ 400,539	$ (461,355)	$ 39,184

The accompanying notes are an integral part of these statements.

SPRINKLEBROKERAGE, INC

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2024

For the year ended December 31, 2024, no subordinated liabilities or agreements exist in the financial statement of SprinkleBrokerage, Inc.

SPRINKLEBROKERAGE, INC.

STATEMENT OF CASH FLOW
December 31, 2024

Cash flows from operating activities:		
Net income	$	-89,414
Adjustments to reconcile net income to net cash provided for operating activities:		
Depreciation		3,991
Clearing Deposit		49,970
CRD & Due to FINRA		25
Accounts Payable		(10,199)
Prepaid Expenses		(1334)
Accrued Expenses		3,854
Due to Clearing Firm		287
Change in Accounts Receivable		2,231
Net cash used by operating activities		(40,589)
Cash flow from investing activities:		
Security Deposit Return		1,500
Net cash used by investing activities		1,500
Cash flow from financing activities:		
Contribution from members		46,623
Net cash provided by financing activities		46,623
Net increase in cash during the year		7,534
Cash, beginning of year:		10,047
Cash, end of year	$	17,581

The accompanying notes are an integral part of these statements.

Note 1 **Organization and nature of business**

SprinkleBrokerage, Inc. (the "Company") was formed in 2016 and is a Delaware corporation. The Company is a wholly-owned subsidiary of SprinkleCapital Holdings, Inc. (the "Parent"). The Company acts as an introducing broker-dealer in securities transactions for its customers. The Company uses Velox Clearing LLC to clear and settle all customer transactions, in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 on May 16, 2017 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2 **Summary of significant accounting policies**

Cash and cash equivalents
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Receivable
The Company considers all receivables to be fully collectible. If amounts become uncollectible, they will be charged to operations when that determination is made.

Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Revenue recognition
Revenue is earned through DTC transfer service fees, commissions and margin interest. Revenue is recognized when earned based on the trade date either by fee contract or the success of a predetermined specified event and the income is reasonable determinable.

Note 2 **Summary of significant accounting policies (continued)**

Revenue recognition

The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Income taxes

The Company's results are included in the consolidated federal income tax return and the combined franchise tax for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 3 **Recent Accounting Pronouncements**

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

Note 4 **Segment Reporting**

The Company is engaged in a single line of business as a broker-dealer. which is comprised of several classes of services, facilitating customer securities transactions**.** The Company has identified its John Alexander Wallin as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends/distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (NOTE 2). The Company derived 61% of total revenues earned during the year ended December 31, 2024 from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report. However, this does not indicate a reliance on a single client, but rather reflects the low overall revenue generated during the period. The Company anticipates revenue diversification as business activity increases in future periods.

Note 5 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024 the Company's net capital was ($11,836) which was $16,836 below its required net capital of $5,000. Aggregate indebtedness to net capital was -2.5 to 1.
The Company is actively working to secure additional funding.

Note 6 **Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 7 **Commitments and contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 8 **Related party transactions**

The Company utilizes office space owned by the Financial and Operational officer.

The company purchased software from a related party in December of 2020. The software cost is deemed to be bought by itself, not bundled into hardware, and treated as a cost of acquiring a fixed asset. The company uses historical carrying amount for fair valued to the related party nature and the software has been marked down to fair value. The asset will be amortized in a straight line over 10 year.The company availed services of $910 during the year ended December 31, 2024 from SprinkleBit Holding, Inc in regard to AWS Amazon Web Server.

Note 9 **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Note 10 **Software Purchase**

The company capitalized software purchases and classified its software as PP&E in 2020. The company has chosen to expense the cost from January 2021 and onwards.

Note 11 **Going Concern Considerations**

The Company has incurred a net capital deficiency as of December 31, 2024, falling below the minimum capital requirements under SEC Rule 15c3-1. The Company is actively working to raise additional capital to regain compliance and ensure continued operations as a registered broker-dealer.In addition, the Company is in the process of implementing a new clearing firm, which is expected to support the resumption of business operations and revenue generation. Management is confident that these efforts will provide the necessary financial stability to continue operations.

These factors raise substantial doubt about the Company's ability to continue as a going concern. However, management believes that through capital raising efforts and operational improvements, the Company will be able to meet its regulatory requirements and sustain its business model in the foreseeable future.